[redacted]

09055269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 67062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ludlow Ward Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way, Suite 309
(No. and Street)

Cincinnati	OH	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Madeleine Ludlow 513-985-4102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500	Cincinnati,	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/16

OATH OR AFFIRMATION

I, Madeleine Ludlow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ludlow Ward Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TARA MILLER
Notary Public, State of Ohio
My Commission Expires 10-16-2011

Tara Miller
Notary Public

MV Ludlow
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

Member
Ludlow Ward Securities, LLC

We have audited the accompanying balance sheet of Ludlow Ward Securities, LLC (a wholly-owned subsidiary of Ludlow Ward Capital Partners, LLC), as of December 31, 2008, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ludlow Ward Securities, LLC. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 18, 2009

Ludlow Ward Securities, LLC
Balance Sheet
December 31, 2008

Assets		
Current assets:		
Cash	$	14,587
Other assets		55
Total assets		14,642
Liabilities and Member's Equity		
Current liabilities:		
Accrued expenses		4,500
Commitments and contingencies		
Member's equity		10,142
Total liabilities and member's equity	$	14,642

See accompanying notes to financial statements.

Ludlow Ward Securities, LLC
Statement of Operations and Member's Equity
Year Ended December 31, 2008

Revenues:	
Advisory fee	$ 186,500
Other	4,100
	190,600
Expenses:	
Professional, legal, and accounting services	11,849
Taxes and licenses	1,989
Management fee	178,472
	192,310
Net loss	(1,710)
Member's equity, beginning of year	11,852
Member's equity, end of year	$ 10,142

See accompanying notes to financial statements.

Ludlow Ward Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(1,710)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Other assets		(55)
Accrued expenses		1,500
Net cash used by operating activities		(265)
Cash, beginning of year		14,852
Cash, end of year	$	14,587

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Ludlow Ward Securities, LLC (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
Ludlow Ward Securities, LLC, an Ohio single-member limited liability company, was formed in March 2005 as a wholly-owned subsidiary of Ludlow Ward Capital Partners, LLC ("LWCP") to provide broker-dealer services for LWCP. During 2006 the Company obtained a National Association of Securities Dealers license to become a registered securities broker and dealer.

Cash and cash equivalents
The Company considers all money market and other investments with an original maturity of less than three months to be cash.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company is a limited liability company. As such, the Company does not pay federal or state corporate income taxes on its taxable income. Rather, income or loss passes through proportionately to its members who are then liable for any income taxes due.

The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 48 ("FIN 48"), which clarifies generally acceptable accounting principles for recognition, measurement, presentation and disclosure relating to uncertain tax positions. FIN 48 applies to business enterprises, not-for-profit entities, and pass-through entities, such as S corporations and limited liability companies. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until issuance of its December 31, 2009 financial statements. For financial statements covering periods prior to calendar 2009, the Company evaluates uncertain tax positions in accordance with existing generally accepted accounting principles and makes such accruals and disclosures as might be required thereunder.

2. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2008, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $10,087 and .45 to 1, respectively. In compliance with SEC Rule 17a5-(d)(4), there were no differences between the net capital computation of the audit and the fourth quarter Focus IIA.

3. RELATED PARTY TRANSACTION:

Under terms of an operating agreement dated November 16, 2005, Ludlow Ward Securities, LLC is required to pay for expenses incurred by Ludlow Ward Capital Partners, LLC. Expenses include all costs for which a broker/dealer would derive direct or indirect benefit and/or for which it would be responsible if another entity had not agreed to pay for it, including, but not limited, to rent, telephone, copy services, etc. It is understood that a broker/dealer's business is to be understood broadly, to include the existence of a legal entity that is registered as a broker/dealer (even when not conducting a securities business) and all of that entity's activities (whether or not the activities are securities-related). Ludlow Ward Securities, LLC paid $178,472 to Ludlow Ward Capital Partners, LLC for such expenses for the year ended December 31, 2008.

SUPPLEMENTARY INFORMATION

Ludlow Ward Securities, LLC
Computation of Net Capital
December 31, 2008

NET CAPITAL

Total member's equity	$	10,142
Deduct:		
Non-allowable assets -		
Furniture, equipment and improvements, net		-
Other assets		55
Haircuts on securities		-
		55
Net Capital		10,087

AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	4,500

MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED

(greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	44.61%

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Member
Ludlow Ward Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ludlow Ward Securities, LLC, for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 18, 2009

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.